Exhibit 99.6

PRESS RELEASE

Grown Rogue Reaches Binding Agreement for

Michigan Cultivation, Processing, and Dispensary on West Side

Agreement provides Grown Rogue option to acquire controlling interest of assets.

First harvest expected Q4-2019

MEDFORD, OREGON – July 2, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC:GRUSF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company with licenses and assets in Oregon, California, and now entering Michigan, announced today a binding agreement (“Agreement”) to expand further into Michigan through a new strategic acquisition and partnership with experienced cannabis operators in Muskegon. The partnership is with Inferno Gardens, Inc (“Inferno Gardens”), whose assets include the local approval for one retail dispensary (referred to as provisional centers in Michigan) and a 24,000 sq ft indoor manufacturing facility that will include both cultivation and processing when fully constructed. State licensing is in progress and expected to be completed in the coming months. The facility is approximately 40% constructed and expected to be fully operational within 120 days. Final acquisition and partnership is subject to Michigan regulatory approval and full licensing of Grown Rogue at the state level.

The terms of the Agreement include the following provisions:

1.	Grown Rogue obtains the option to acquire a 51% ownership of Inferno Gardens, subject to state regulatory approval, for a one-time payment of $250,000 due upon the signing of the definitive agreement with a deposit of $50,000 submitted in conjunction with the execution of the Agreement;

2.	Grown Rogue will provide up to $2MM in financing as a loan for development and operational build-out of the cultivation, processing, and dispensary centers of which Grown Rogue will be paid back under an established schedule;

PRESS RELEASE

3.	Grown Rogue will have the right to purchase the remaining 49% of Inferno Gardens for either stock or cash or a combination of both at the earlier of Grown Rogue stock reaching $1.00 / share on the Canadian Securities Exchange for a period of 10 consecutive days or 24 months from signing the Definitive Agreement. Unless Inferno Gardens permits, Grown Rogue may not exercise this option for a period of 12 months following the signing of the definitive agreement.

4.	Grown Rogue will also issue 900,000 common shares to Inferno Gardens based on milestones including signing of definitive agreement, production of 500 lbs of dried cannabis flower and achieving $3,000,000.00 in top line revenue.

“The cultivation facility, pending all regulatory approval, is targeted to be fully operational by the end of the fourth quarter of this year with first revenue anticipated in early first quarter of 2020,” explained Obie Strickler, Grown Rogue CEO. “Given that current Michigan market rates for quality cannabis flower fetches around $3000/lb, this new revenue source bodes well for our company’s revenue targets. We are excited to partner with Jesse and the rest of his team at Inferno Gardens and bring our proven business model and brand to the Michigan market.”

The binding Agreement also considers the appointment of Inferno Gardens leadership to a management role for oversight of the development and operation of the Michigan facilities. Plans for the dispensary and processing facility are slated for launching in early 2020.

The Company believes the Muskegon location is ideal with the facilities positioned on a popular corridor that see millions of locals and visitors passing through each year en route to Lake Michigan.

“Our positive relationship with the City of Muskegon and local community has been very helpful in advancing our licensing and development initiatives,” shared Mr. Jesse Sproat, CEO of Inferno Gardens. “The partnership with Grown Rogue adds tremendous credibility and allows us to accelerate our go to market plans.” According to the Detroit Free Press, A significant portion of Muskegon County as well as several neighboring Counties have opted out of the cannabis program in Michigan. (1) “Since Muskegon is such a popular destination for locals and tourists, our vertically integrated operation will soon be online to cater to the growing consumer base enjoying Michigan State Parks,” added Mr. Sproat.

Michigan is the 2nd largest medical cannabis population in the United States with the highest per capita medical patient registrations. The State passed the recreational vote in November 2018, and expects a minimum of two years to fully convert the regulations to be in compliance for recreational adult use. (2)

“Our facility in Muskegon will have the capacity to produce approximately 4,000 lbs (~1814 kg) yearly of premium cannabis. This translates to $13-14 million in yearly revenue using today’s average market prices in Michigan,” stated Jacques Habra, Chief Strategy Officer of Grown Rogue. “We expect demand for high quality cannabis products in Michigan to continue to oustrip supply for many years.”

PRESS RELEASE

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown, light dep and indoor premium flower, live rosin jars and terp diamonds, infused, indoor and sungrown pre-rolls, live resin and rosin carts, along with chocolate edibles created in partnership with a world-renowned Chocolatier.

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This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward- looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the potential impact of the announcement of the going public transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; and increasing costs of compliance with extensive government regulation, and other risks described in the Company’s public disclosures available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward - looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

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The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

(1)	https://www.freep.com/story/news/marijuana/2019/04/01/michigan-cities-townships-wont-allow-legal-marijuana-businesses/3334116002/

(2)	https://www.mpp.org/states/michigan/

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